

January 30, 2015

Via E-mail
Mr. Jun Xu
Chief Financial Officer
Sutor Technology Group LTD
No 8, Huaye Road
Dongbang Industrial Park
Changshu, PRC 215534

> **Re:** **Sutor Technology Group LTD**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed December 15, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed December 15, 2014**
> **File No. 1-33959**

Dear Mr. Xu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Business

Raw Materials and Suppliers, page 6

1.   In future filings, consideration should be given to filing your material long-term supply contracts as exhibits.

Research and Development, page 8

2.   In future filings, please disclose the amount of money spent on research and development during each of the last two fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 30

3.   In future filings, consideration should be given to filing material credit facilities, loans or other debt agreements.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

4.   We note you present Interest Income on the face of your Statements of Operations in excess of $3 million for each year presented. We are unable to locate MD&A or financial statement footnote disclosure, which explains the source of this interest income. Please tell us and expand your disclosure in future filings to explain the source of this income and the reasons for the change from period-to-period. As part of your response, please tell us whether the amounts reflected have been received or are receivable, and if receivable, where the amounts are reflected in your Statement of Cash Flows.

Note 5 – Inventories, page F-16

5.   We note disclosure elsewhere in your document that states steel prices have been declining and are reflecting the impacts of a stagnant Chinese real estate market and steel industry overcapacity. Given the significant decline in the price of steel, please tell us whether you evaluated your inventories for potential lower-of-cost or market adjustment and why you don't believe any adjustment was necessary as of your fiscal year ended June 30, 2014.

Note 16 – Significant Concentrations, page F-25

6.   We note your disclosure which states that advances to suppliers arise from deposits paid in advance for future purchases of raw materials. Please address the following in your response:

- Tell us and disclose in your filing, the amount of these advances that are to your affiliate, Shanghai Huaye and its subsidiaries.
- Please explain to us and in your filing, why the advances to suppliers for future purchases of raw materials continues to increase from period-to-period in a

declining sales environment.

- Given the significant decline in your revenues, please explain to us why you believe the advances to suppliers should be reflected as a current asset on your balance sheet.

- Please tell us whether the advances to suppliers are on a fixed price basis for future raw material purchases or if they represent advances that will be settled at current market prices at the time of delivery. If on a fixed price basis, please tell us how you have considered the decline in steel prices in the recoverability of this asset.

General

7.   We are unable to locate audited footnote disclosure pertaining to your notes payable reflected on your balance sheet in the amount of $136.3 million as of June 30, 2014. Based on the information presented in your Statement of Cash Flows and your liquidity disclosures, it's not clear whether these are short-term obligations which are expected to be refinanced or long-term obligations. Please refer to ASC 470-10-50 and provide the appropriate level of footnote disclosure in future filings based on your facts and circumstances, and also explain to us why no footnote disclosure has been provided in your document for the periods presented.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Condensed Consolidated Balance Sheets, page F-1

8.   We note the amount you reflect on your balance sheet for "Trade accounts receivable, related parties" of $40.8 million, is greater than the sum of your June 30, 2014 balance for these receivables, plus your related party sales in the first quarter. Please explain why this is the case and what other amounts besides sales, are reflected in "Trade accounts receivable, related parties" at September 30, 2014.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief